

LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Ralph R. Brock
Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
A.J. Schwartz, Jr.
Donald E. Schrag
William B. Sorensen, Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Susan R. Schrag
Karl R. Swartz

Roger L. Theis
Richard F. Hayse
Thomas R. Docking
Diane S. Worth
Tim J. Moore
Janet Huck Ward
Roger N. Walter
James D. Young
Kelly S. Herzik
Luke A. Sobba
Kimberly K. Bonifas
Richard A. Kear

Cameron V. Michaud
Ryan M. Peck
Shannon M. Braun
Will B. Wohlford
Edward L. Robinson
Kristen Wheeler Maloney
Emily Cassell Docking
Kathryn L. Harpstrite

Of Counsel
John W. Johnson
Clinton M. Goos

Lester L. Morris
1901 - 1966

Verne M. Laing
1907 - 2000

Ferd E. Evans, Jr.
1919 - 1991

Joseph W. Kennedy
1932 - 2005

Dennis M. Feeney
1953 - 2001

Sender's email: rwalter@morrislaing.com

August 27, 2008

Received SEC

AUG 2 8 2008

Washington, DC 20549

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Finance
100 F Street, North East
Washington, D.C. 20549

> Re: Agri-Laboratories, Ltd.
> Offering Statement on Form 1-A
> File No. 333-134078
> Filed on June 17, 2008

Dear Mr. Reynolds:

General

1.   We note that, after qualification the company will adjust the offering price of the Class B and Class C common shares after each fiscal month to reflect the current net book value, as defined, Please disclose how you will inform your investors of these adjustments.

Response: The Company can mail a form letter every month advising current shareholders of current book value of the Company's shares and the adjusted offering price for Class B and Class C shares. As to new shareholders, a pricing supplement will be provided with the Offering Circular disclosing the adjusted price for shares.

2.   You state on page 1 that a price adjustment will in no event result in a price per share that would cause the aggregate offering price to exceed $4,963,486.04, i.e., $5 million less than the offering proceeds for all securities sold within the 12-month period prior to the start of the proposed Regulation A offering. You further state on page 31 that, if a price adjustment would not satisfy this requirement, you will either lower the aggregate number of shares to be issued or adjust the price per share. It appears to us that such a price adjustment, which would not conform to the formula

provided in the offering circular, would constitute a delayed offering of securities, as contemplated by Rule 415. Please revise to clarify that, in the event that the recalculated aggregate offering amount would exceed $5 million, you will lower the aggregate number of shares that will be issued rather than adjust the offering price. In the alternative, advise us of the basis for your opinion that you can conduct a delayed offering pursuant to Rule 415.

Response: The Offering Circular has been revised to state that if the monthly price adjustment results in an aggregate offering amount that would exceed the Regulation A dollar cap ($4,963,486.04) the Company will lower the aggregate number of shares that will be issued rather than adjust the offering price.

3. The offering should have a termination date, as we previously commented with respect to the Form I-A filed on June 15, 2004 (Form1-A/A, File No. 24-10056). Although a termination date was added to the 2004 offering circular, as well as the one filed in 2006 (Form I-A, File No. 24-10147), this offering circular does not provide one. Please revise accordingly.

Response: Pursuant to a conversation with Cathy Baker, the Offering Circular has been revised to disclose that this offering will terminate two years from the date this offering is first qualified.

4. An issuer of securities under Regulation A has a duty to update the information provided in an offering circular during the course of a continuous offering. See Rule 253(e)(l) and (2). For example, subsection (2) requires the offering circular for a continuous offering to be updated 12 months after qualification to include updated financial statements and other information. Rule 253(e)(3) requires the updated offering circular to be included in an amendment to the offering statement. In this regard, we note that the previous offering statements referenced above were qualified on June 25, 2004 and June 29, 2006, respectively. We have no record that the company ever filed offering statement amendments to update the information in these offering circulars. Please revise the pending offering circular to address this issue and the potential impact upon the company. Please confirm that the company will update its offering circular as required by Rule 253(e) in connection with this offering statement.

Response: The Offering Circular has been amended to add an additional risk factor related to lack of compliance with Rule 253(e) as requested. See revised Offering Circular, p. 7. Further, going forward the Company has input the deadline for filing of an updated offering circular 12 months after this Offering is first qualified and will comply with the requirements of Rule 253(e).

5. We note that, in addition to audited financial statements as of 12/31/07, you have provided interim unaudited financial statements that appear to contain raw data. Please revise to provide financial statements that comply with paragraphs (1) and (2) of Part F/S of Form 1-A.

Response: The interim unaudited financial statements have been revised to be stated in accordance with GAAP and comply with ¶ (1) and (2) of Part F/S of Form 1-A.

6. It appears that the company may not have filed its reports on Form 2-A in a consistent and timely way. Rule 257 requires an issuer to file a report concerning sales and use of proceeds every six months after qualification of an offering statement or any amendment until substantially all proceeds have been applied, as well as a final report within 30 calendar days after termination, completion or final sale of securities in the offering or application of proceeds from the offering, whichever is later. We note that the company filed various reports on May 18, 2006 and June 9, 2008. Please advise us how your Form-2-A filings have complied with Rule 257. If appropriate, please amend your offering circular to explain the impact on the issuer if these reports were not timely filed. Please confirm that reports for the proposed offering will be timely filed.

Response: The Offering Circular has been amended to add an additional risk factor related to lack of compliance with Rule 257. See revised Offering Circular, p. 7. Further, going forward the Company has input the deadlines for filing Form 2-A's and will file such forms timely as required by Rule 257.

Sincerely,

Roger Walter

Roger N. Walter

RNW:ajg
cc: Agri-Labs, Ltd.